650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

April 4, 2013

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Maryse Mills-Apenteng Jan Woo Kathleen Collins Laura Veator

Re:	Cyan, Inc. Amendment No. 2 to Confidential Draft Registration Statement on Form S-1 Submitted February 20, 2013 CIK No. 1391636

Ladies and Gentlemen:

On behalf of our client, Cyan, Inc. (“Cyan” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 15, 2013 (the “Comment Letter”), relating to the above referenced Amendment No.2 to Confidential Draft Registration Statement on Form S-1. We are concurrently filing via EDGAR this letter and the Registration Statement (the “Registration Statement”). For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on February 20, 2013.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Years Ended December 31, 2011 and 2012, page 53

1.	We note your revised disclosure in response to prior comment 11. However, it appears that your disclosure should be expanded to address in greater detail the underlying internal or external business events and developments that impacted the company’s financial results. For example, it appears you should discuss the underlying events that affected the increase in shipments of your Z-series platform that caused an increase of revenue by 137.2% from fiscal year 2011 to fiscal year 2012 and that you should explain whether this change in revenue is related to a trend or known demands or is a result of isolated events. Furthermore, please tell us what consideration you gave to quantifying the extent of the contribution of each source of

AUSTIN  BRUSSELS  GEORGETOWN, DE   HONG KONG  NEW YORK  PALO ALTO  SAN DIEGO  SAN FRANCISCO  SEATTLE  SHANGHAI  WASHINGTON, DC

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a material change you have identified for changes in gross profit pursuant to interpretative guidance in Section III.D of SEC Release No. 33-6835.

The Company advises the Staff that the Company’s growth in revenue in 2011 and 2012 was driven by an overall increase in unit shipments in each period as the Company’s Z-series platforms have achieved greater acceptance in the marketplace. The Company has fostered this growth through its overall scaling up of sales and marketing resources. In response to the Staff’s comment, the Company has revised the description of revenue growth on pages 53 and 55 of the Registration Statement to emphasize the qualitative trends that led to the increased market acceptance of our Z-Series platforms and corresponding growth in revenue.

The Company notes that it has identified on a quantitative basis the primary factors that led to the changes in gross margin for the years in question that provide an understanding of the growth in gross margin consistent with the guidance provided in Section III.D of SEC Release No. 33-6835. In response to the Staff’s comment, the Company has revised the disclosure on pages 54 and 56 of the Registration Statement to quantify these factors as well as to summarize the underlying qualitative factors that contributed to the balance of such increases in gross margin in 2011 and 2012.

Cost of Revenue, Gross Profit and Gross Margin, page 53

2.	We note your response to prior comment 12 that your year over year period increase in gross margin reflects scale efficiencies due to increased unit sales and related reductions in manufacturing costs driven by higher volume production; however, we note your revised disclosure on page 54 indicates that the increase in gross margin was primarily driven by component and materials cost reductions and, to a lesser extent, scale efficiencies as a result of higher volume production. Please reconcile these statements or revise your disclosures.

The Company respectfully advises the Staff that the prior response to comment 12 was a summary response, identifying both aspects of the factors leading to the change in gross margin. As noted in its response to comment 1 above, the Company has further revised the disclosure on pages 54 and 56 of the Registration Statement to quantify the primary factors driving the increase in gross margin as well as to provide additional qualitative explanations underlying the balance of the changes.

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common Stock Valuations, page 68

3.

For each disclosure of fair value determined by your board of directors, please disclose the date of the valuation. Also, we note your disclosure on page 72 that for October 2012, the board of directors determined the fair value of your common stock to be $3.61. This does not appear to agree to any of the common stock valuations that you provided in your response to prior comment 19. Please reconcile these amounts or revise your disclosures. Finally, we note in your response to prior comment 19 that the fair value of your common stock as of

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December 31, 2012 is $8.31; however, you do not disclose the methodologies and assumptions used to determine such amounts. Please revise your disclosures to include this information.

The Company advises the Staff that the Company has revised the disclosure on pages 71 through 73 of the Registration Statement to include the date of the third-party valuation reports. The Company supplementally notes that fair value of the common stock, as determined by the Company’s board of directors, was $3.61 for grants made in October 2012, consistent with a third-party valuation report as of September 30, 2012. In light of the subsequent commencement of initial public offering discussions, the common stock fair value per share was re-evaluated as described on pages 72 through 73 of the Registration Statement. As a result of this re-evaluation, management determined the fair value of our common stock for financial reporting purposes to be $4.47 as of September 30, 2012. This was then applied to the linear interpolation of fair value to calculate stock-based compensation for financial accounting purposes. In addition, the Company has updated its disclosure to include the narrative for grants after December 31, 2012 on page 73 of the Registration Statement, however, at this time, the Company is unable to update the fair value per share used for financial accounting purposes but will do so in the next amendment of the Registration Statement.

4.	We note your response to prior comment 18. Please clarify why you consider there to be an increased risk associated with achieving your forecast in light of the significant revenue growth achieved during the quarter ended June 30, 2012. In this regard, we note that your revenue increased by 62% during this quarter.

The Company advises the Staff that the Company has revised the disclosure on page 72 of the Registration Statement to address the Staff’s comment.

5.	We note your disclosure that for the December 2012 valuation you used a blended revenue multiple of 2.83 for the market approach as compared to a blended revenue multiple of 1.62 for the October 2012 valuation. We further note that you also added several companies with high growth rates to your set of comparable companies based upon new information regarding which companies the market may consider most comparable to you. Please tell us what new information you considered. In this regard, we note that your revenues only grew 3% for the quarter ended December 31, 2012 as compared to the quarter ended September 30, 2012. As part of your response, please explain why these companies and revenue multiples were not considered in your September 30, 2012 valuation.

The Company advises the Staff that the Company has modified the disclosure on page 73 of the Registration Statement to address the Staff’s comment by providing more detail regarding the changes in the public company comparable group. The Company supplementally advises the Staff that as the initial public offering effort got underway, management of the Company was able to give additional input, including input from the underwriters, that informed the composition of the comparable public company list used in the Company’s valuations. At the time of the preparation of the September 30, 2012 valuation, the preparation for the initial public offering had not commenced and the Company did not have the additional information as to what companies investors may consider comparable and hence did not include this broader list of comparable companies in its analysis. The companies added to the list represent a more diverse group from the networking industry. Additionally, during the fourth quarter of 2012, the Company was preparing to introduce Blue Planet with the goal of contributing to further revenue growth and margin expansion. The companies in the expanded list as of the November 30, 2012 and December 31, 2012 valuations also exhibited slightly higher revenue growth multiples on the whole compared to the

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list used previously, which resulted in the higher blended revenue multiples that were used in both valuation reports, and included companies whose business models included significant software content given the Company’s goals for growth with Blue Planet. Based on the Company’s trajectory toward an initial public offering, the Company believes that the increased size of the comparable company group and the breadth of companies included in the group was appropriate. The Company further notes that overall macroeconomic conditions were improving, leading to an increase in the comparable company revenue multiples over the quarter. In addition, while the Company’s revenue growth rate for the fourth quarter decreased to 3%, the Company’s overall growth prospects remained good.

Business

Our Strategy, page 81

6.	We note that you continue to state on page 81 that you “have introduced the first carrier-grade SDN solution purpose-built for high performance network requirements” and suggest that you have a “technology leadership” position in the market. Please refer to prior comment 22 and provide support for these assertions.

The Company advises the Staff that the Company has revised the disclosure on page 82 of the Registration Statement to address the Staff’s comment with respect to the statement regarding “first carrier-grade SDN solution…”

The Company supplementally advises the Staff that it believes it has a general technology leadership, particularly related to software-defined networking technology (“SDN”), given the Company’s focus on these technologies and its early integration of SDN into a substantial majority of the Company’s products. The Company believes that this leadership is demonstrated by its success to date in selling these technologies. Furthermore, the Company believes it is strongly positioned to strengthen and expand its technology position within its industry. In addition, the Company has customer and third-party support for its assertion that it has developed a “technology leadership” position in the market. The Company believes that its customer base of over 125 customers as of the end of 2012 supports its technology leadership position, as further illustrated by the three customer case studies that the Company has included on pages 90 through 91 of the Registration Statement. To summarize the case studies, the Company was able to provide its customers with solutions that increased network capacity, efficiency and functionality, often with lower capital expenditures. The Company also believes that its network virtualization control exhibits its leadership in technology, which the Company believes is a valued tool in the industry. In addition, the Company has been recognized among the press for its technology leadership position. For example, in 2012 The Wall Street Journal named the Company, for the second consecutive year, in its “The Next Big Thing 2012” list, which identifies the top 50 U.S. venture backed leading technology innovators that have received an equity round of financing in the past three years and are valued at less than $1 billion. Additionally, Light Reading, a global telecommunications publication, named the Company as its Leading Lights private company of the year. The Company has provided herewith as Annex I, on a supplemental basis, a copy of the Wall Street Journal article and the Light Reading award announcement with the relevant portions highlighted. Neither the Wall Street Journal article nor the Light Reading award were commissioned by the Company.

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Customers, page 88

7.	We note your response to prior comment 24 that the customers listed on page 89 represent “customers of various size and geographic focus.” Disclose the size of each of the customers you list and summarize or otherwise indicate the geographic focus to provide additional context regarding how these customers are representative of your overall customer base.

After consideration of the Staff’s comment, the Company has revised the disclosure in the Registration Statement (pages 2, 46, 76 and 90) to include seven of the top ten customers of the Company as measured by revenue in 2012 and describe these customers as such. The Company has included all such top 10 customers who have either consented to being identified in the Registration Statement or whose contract with the Company does not require consent for such identification. As previously noted on a supplemental basis to the Staff, no single customer besides Windstream accounted for 5% or more of revenue of the Company in 2012. The Company will update the Registration Statement in future amendments to include the other top ten customers in this list if they consent to their identification in the Registration Statement.

Principal Stockholders, page 116

8.	We note your response to prior comment 31 that all shares of redeemable convertible preferred stock of the company will be converted into common stock of the company in connection with the completion of this offering. Given that the table reflects beneficial ownership information as of December 31, 2012, it appears appropriate to disclose by footnote the number of Series A, Series B, Series C, Series D, Series E and Series F redeemable convertible preferred shares currently held by each of the persons listed in the table.

The Company acknowledges the Staff’s comment and will update the beneficial ownership table in the next filed amendment to the Registration Statement to include information as of March 31, 2013. The Company also respectfully refers to its response to prior comment 31 in noting that the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock will be at a 1:1 ratio. The Company respectfully notes that the Company has specified that all of the information in the Registration Statement reflects and assumes the conversion of all of the outstanding shares of convertible preferred stock as converted into common stock in connection with the offering, including as noted on page 7 and the lead-in to the Principal Stockholders table on page 118. The Company notes that the class of securities being registered and sold to investors is common stock, and investors will not find it meaningful to add additional information to the footnotes to break out the different series of preferred stock held prior to the offering given that all of such shares will convert to common stock on a 1:1 basis and following the offering the Company will not have outstanding preferred stock. In addition, there are no preferential rights or beneficial conversion features with regard to the automatic conversion of shares of convertible preferred stock into shares of common stock in connection with the completion of this offering. As such, the Company does not believe that disclosure of each series of preferred stock held by each of the persons listed in the table would provide meaningful additional information to investors and may in fact create confusion regarding the Company’s post-offering capital structure. Having reviewed the registration statements of many other recent initial public offerings, the Company believes that many other registrants have the same level of disclosure (i.e. by not including the break-out of convertible preferred stock) including, for example, LinkedIn Corporation, ServiceNow, Inc., Palo Alto Networks, Inc., Splunk Inc., Workday, Inc. and Ruckus Wireless, Inc. Accordingly, the Company respectfully

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submits that its disclosure is consistent with recent initial public offerings of similarly situated issuers and that the market is accustomed to a presentation that does not include this information.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Revenue Recognition, page F-10

9.	You state in your disclosures on page F-11 that in most instances, you are not able to establish VSOE of the selling price for all deliverables in an arrangement with multiple elements. However, your response to prior comment 35 implies that you are able to establish VSOE when you state that for the substantial majority of your arrangements, all deliverables within those arrangements are priced within a narrow range of your standard price list. Please quantify for us what you mean by “substantial majority.” Also, please clarify whether you believe your standard list price is representative of VSOE or explain further how you determined that the standard price list represents your best estimate of stand-alone selling price for your services and all other deliverables. In your response, please tell us how you considered the factors in ASC 605-25-30 and the implementation guidance in ASC 605-25-55-37 through 47 in determining this price.

The Company supplementally advises the Staff that the substantial majority of its arrangements are multiple element arrangements. While the Company does occasionally sell each element on a standalone basis, it has determined that the population of standalone sales is not sufficiently large to support a conclusion that VSOE exists. As required by ASC 605-25-30-6C, and as informed by the implementation guidance in ASC 605-25-5-37 through 47, the Company considers both market conditions as well as entity-specific factors in determining BESP. As previously noted in the response to prior comment 35, the Company’s price lists by customer tier, which represent its BESP, are regularly reviewed and approved by the Company’s pricing committee. These price lists are developed based on competitive benchmarking, customer feedback and margin analysis, based on cost estimates received from the Company’s engineering group. The Company corroborates its view that list prices represent BESP for the respective customer tiers by performing quantitative analysis of the prices charged to customers to determine what percentage fall within the narrow range of 15% above or below the list price. The Company’s experience is that the substantial majority of prices, which the Company defines as 80% or greater, fall within this range. While the vast majority of prices used in this analysis are contractual prices from multiple element arrangements, which do not represent standalone sales, the Company believes this analysis provides corroborative value in support of the Company’s position that its list prices represent BESP.

Exhibits

10.	We note your response to prior comment 23 that you received consent from certain third-parties to include references to the information contained in their reports and data in this registration statement. Please advise whether you intend to file those consents as exhibits to this registration statement.

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The Company advises the Staff that it does not intend to file the consents as exhibits to the Registration Statement because all of the third-party information contained in the Registration Statement is from subscription-based third-party research reports for which the Company paid the standard subscription fee. None of the third-party information was prepared for the Company or in connection with its initial public offering. As a result, the Company respectfully submits that the authors of the information contained in the Registration Statement are not experts within the meaning of Rule 436 under the Securities Act of 1933, as amended (the “Act”), and Section 7 under the Act and, as such, the third-parties’ consents to be named in the Registration Statement are not required to be filed as exhibits to the Registration Statement.

Signatures, page II-4

11.	In response to prior comment 42, you indicate the person signing the registration statement in the capacity of principal accounting officer but it is unclear who is signing the registration statement in the capacity of principal financial officer. Please revise. Refer to the instructions to the signatures of Form S-1.

The Company advises the Staff that in response to the Staff’s comment, the Company has revised the signatories on page II-4 of the Registration Statement to include the person signing the Registration Statement in the capacity of principal accounting officer as well as in the capacity of principal financial officer.

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Please direct any questions with respect to this confidential submission to me at (650) 320-4554 or dsegre@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ David J. Segre
David J. Segre

cc:

Mark A. Floyd, Cyan, Inc.

Kenneth M. Siegel, Cyan, Inc.

Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.

Michael E. Coke, Wilson Sonsini Goodrich & Rosati, P.C

Eric C. Jensen, Cooley LLP

Andrew S. Williamson, Cooley LLP